Mail Stop 3561

March 2, 2010

C. Geoffrey Hampson
Chief Executive Officer
Live Current Media Inc.
375 Water Street, Suite 645
Vancouver, British Columbia V6B5C6, Canada

> **Re: Live Current Media Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 1, 2010**
> **File No. 333-158951**

Mr. Hampson:

        We have reviewed your response letter dated January 29, 2010 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management's Discussion and Analysis as well.

Executive Compensation, page 77

2. Please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to Section 217.11 under "Interpretive Responses Regarding Particular Situations" of our Compliance and Disclosure Interpretations relating to Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 87

3. Please update this discussion to a more recent date than May 5, 2009; in this regard, we note that you have updated much of your disclosure to at least January 19, 2010.

Signatures, page II-11

4. We note that you have revised this section in response to prior comment 10 of our letter dated May 28, 2009, however, you still need to identify your principal accounting officer or controller. Please revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mary Ann Sapone, Esq.
        Richardson & Patel, LLP
        Via facsimile